UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 January 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Post confirms Centrica contract win

16 January 2007

16 January 2007

TNT Post confirms Centrica contract win

TNT Post, the main challenger to Royal Mail, confirms earlier reports that it has been awarded a contract to handle around 170 million items mail for Centrica, the leading supplier of energy in the United Kingdom. The 2 year contract estimated to be worth over € 35 million (£23 million) annually is another significant milestone for the postal industry.

TNT Post will be handling around 120 million transactional mail items a year and around 50 million direct marketing items. Centrica's transactional mail is generated at their print and mail centres in Northampton and Manchester. Centrica will predominantly be benefiting from TNT Post's Premier Service, a two day time definite service for pre-sorted mail with Royal Mail continuing to carry out the final mile delivery to customers' homes nationwide. The service offers valuable benefits to both Centrica and its customers such as: flexible pick up times, use of tracking systems that enable improved visibility and management and fast and reliable 2 day service.

Nick Wells, CEO TNT Post UK, said: "This is another impressive win in the utility sector for us. We are proud to be working with Centrica and we look forward to a long and successful partnership with them. The utility market is fiercely competitive and Centrica is looking to put itself ahead of the game by choosing a postal supplier that will bring tangible benefits both to its business and its customers. Our advanced technology and premium services offer Centrica a more efficient and cost effective mailing solution, keeping costs to a minimum."

TNT Post is already a popular postal service supplier for the utility sector with major companies such as npower and Thames Water having already switched over to TNT Post. In the UK, TNT Post is Royal Mail's main competitor with a volume of over 1.2 billion items.

Centrica is one of a number of significant contract wins that TNT Post has recently announced including BT, Sainsbury's and T-Mobile.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and an operating income of € 921 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 16 January 2007